SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ______________________

                                 SCHEDULE 13D*
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                            The Panda Project, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  69833F104
                                (CUSIP Number)

                                Jeffrey M. Solomon
              757 Third Avenue, New York, New York 10017 (212) 845-7909
                 (Name, address and telephone number of person
              authorized to receive notices and communications)

                               January 18, 2000
            (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                        (Continued on following pages)


                           (Page 1 of 34 Pages)
________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 69833F104                 13D                    Page 2 of 34 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                       RCG Halifax Fund, Ltd.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC, 00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 13,049,461
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 13,049,461
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 13,049,461
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                  31.5%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 69833F104                 13D                    Page 3 of 34 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                   Ramius Capital Group, LLC
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               13,049,461
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               13,049,461
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                               13,049,461
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 31.5%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IA
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 69833F104                 13D                    Page 4 of 34 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                        C4S & Co., L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                13,049,461
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                13,049,461
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                13,049,461
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                31.5%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 69833F104                 13D                    Page 5 of 34 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                            Peter A. Cohen
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 13,049,461
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 13,049,461
____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 13,049,461
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                31.5%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 00
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 69833F104                 13D                     Page 6 of 34 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                            Morgan B. Stark
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 13,049,461
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 13,049,461
____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 13,049,461
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 31.5%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 00
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 69833F104                 13D                    Page 7 of 34 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                            Thomas W. Strauss
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 13,049,461
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 13,049,461
____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 13,049,461
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                31.5%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 00
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 69833F104                 13D                    Page 8 of 34 Pages

Item 1.     Security and Issuer.

     This statement relates to the common stock, par value $0.01 (the "Common Stock") of The Panda Project, Inc. (the "Company"), and shares of Common Stock issuable upon the exchange of Series A Preferred Stock of the Company (the "Preferred Stock", and together with the Common Stock, the "Stock") which will be exchanged pursuant to the Exchange Agreement dated May 12, 1999 (the "Exchange Agreement"), between RCG Halifax Fund, Ltd. (formerly known as AGR Halifax Fund, Ltd.), the Company and other holders of Preferred Stock, pursuant to which RCG Halifax Fund, Ltd. and the other holders of Preferred Stock have agreed to exchange the Preferred Stock for Common Stock. The Company's principal executive offices are located at 951 Broken Sound Parkway, N.W., Boca Raton, Florida 33487.


Item 2.     Identity and Background.

     (a)  This statement is filed by:
               (i) RCG Halifax Fund, Ltd., a Cayman Islands exempted company ("Halifax"), with respect to the shares of Common
                    Stock directly owned by it;
               (ii) Ramius Capital Group, LLC, a Delaware limited liability company ("Ramius"), which serves as an investment advisor of Halifax, with respect to the shares of Common Stock directly owned by Halifax;
               (iii) C4S & Co., L.L.C., a Delaware limited liability
                     company ("C4S"), which serves as managing member of Ramius, with respect to the shares of Common Stock directly owned by Halifax;
               (iv) Peter A. Cohen ("Mr. Cohen"), who serves as one of the
                     Managing Members of C4S, with respect to the shares
                     of Common Stock directly owned by Halifax;
               (v)  Morgan B. Stark("Mr. Stark"), who serves as one of the
                     Managing Members of C4S, with respect to the shares
                   of Common Stock directly owned by Halifax;
               (vi) Thomas W. Strauss ("Mr. Strauss"), who serves as one of the Managing Members of C4S, with respect to the
                     shares of Common Stock directly owned by Halifax.

                     The foregoing persons are hereinafter sometimes
              collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of the Halifax is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Centre, West Bay Road, Grand Cayman, Cayman Islands, British West Indies. The address of the principal business and principal office of Ramius, C4S, Mr. Cohen, Mr. Strauss and Mr. Stark is 757 Third Avenue, New York, New York 10017

CUSIP No. 69833F104                 13D                    Page 9 of 34 Pages

     (c) The principal business of Halifax is serving as a private investment fund. The principal business of Ramius is that of an investment adviser. C4S serves as Managing Member of Ramius. Mr. Cohen, Mr. Strauss and Mr. Stark serve as co-Managing Members of C4S

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Halifax is a Cayman Islands exempted company. Ramius and C4S are limited liability companies organized under the laws of the State of Delaware. Mr. Cohen, Mr. Strauss and Mr. Stark are each United States citizens.


Item 3.     Source and Amount of Funds and Other Consideration.

     The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by Halifax, and the Common Stock to be acquired upon exchange of the Preferred Stock, is approximately $750,000 and $3,047,622.29, respectively. Neither Ramius, C4S, Mr. Cohen, Mr. Strauss nor Mr. Stark own directly any shares of Common Stock or Preferred Stock.

       The shares of Common Stock and Preferred Stock purchased by Halifax were purchased with working capital and in payment by the Company of penalties owed to the holders of the Preferred Stock.


Item 4.     Purpose of the Transaction.

     The purpose of the acquisition of the shares of Common Stock by the Reporting Persons was for investment, and the purchases of the shares of Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, each Reporting Person may pursue discussions with management to maximize long-term value for shareholders. The purpose of entering into the Exchange Agreement and exchanging the Preferred Stock was to facilitate the acquisition by Silicon Bandwidth, Inc. ("Silicon") of the assets of the Company in order to maximize return on the Reporting Person's investment. Each of the Reporting Persons may make further purchases of shares of Common Stock and Preferred Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of
Item 4 of the Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so

CUSIP No. 69833F104                 13D                    Page 10 of 34 Pages


Item 5.     Interest in Securities of the Issuer.

A. RCG Halifax Fund, Ltd.
              (a) Aggregate number of shares beneficially owned: 13,049,461
                         Percentage: 31.5%  The percentages used herein and in
the rest of Item 5 are calculated based upon 41,381,267 shares, which reflects the 29,698,425 shares of Common Stock issued and outstanding as of January 10, 2000, as reflected in the Company's Schedule 14A as filed on January 5, 2000, and the 11,682,842 shares of Common Stock being issued upon the exchange of the Preferred Stock held by Halifax.  The number of shares does not include the Preferred Stock being exchanged by the other parties to the Exchange Agreement, which, if included, would reduce the percentage ownership of the reporting Persons.
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 13,049,461
                  3. Sole power to dispose or direct the disposition: -0-
4.  Shared power to dispose or direct the
                     disposition:  13,049,461
              (c) The number of shares of Common Stock acquired by Halifax upon exchange of its Series A Preferred Stock (the "Preferred Stock") into Common Stock, and the price per share for such Shares, are set forth in Schedule A and are incorporated by reference. Halifax did not enter into any other transactions in the Common Stock or the Preferred Stock within the last sixty days.
              (d) Ramius, the investment advisor of Halifax, has the power to direct some of the affairs of Halifax, including decisions respecting the disposition of the proceeds from the sale of the shares. C4S is the Managing Member of Ramius and in that capacity directs its operations. Mr. Cohen, Mr. Strauss and Mr. Stark are the Managing Members of C4S and in that capacity directs its operations.
              (e) Not Applicable.

      B. Ramius Capital Group, L.L.C.
              (a) Aggregate number of shares beneficially owned: 13,049,461
                         Percentage: 31.5%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 13,049,461
                  3. Sole power to dispose or direct the disposition: -0-
4.  Shared power to dispose or direct the
                     disposition: 13,049,461
              (c) Ramius did not enter into any transactions in the Common Stock or the Preferred Stock within the last sixty days. The transactions in the Stock within the last sixty days on behalf of Halifax, which were all in the open market, are set forth in Schedule A, and are incorporated by reference. Ramius' affiliate, AG Ramius Partners, LLC, manages other funds, whose holdings include shares of Stock. Such holdings are described in a separate 13D filed by Angelo, Gordon & Co., L.P., John M. Angelo and Michael
L. Gordon on the date hereof.
              (d) Each of the clients of Ramius has the power to direct the receipt of dividends from or the proceeds of sale of such shares. C4S is the Managing Member of Ramius and in that capacity directs its operations. Mr. Cohen, Mr. Strauss and Mr. Stark are the Managing Members of C4S and in that capacity directs its operations.
              (e) Not Applicable.

CUSIP No. 69833F104                 13D                    Page 11 of 34 Pages

      D.  C4S & Co., L.L.C.
              (a) Aggregate number of shares beneficially owned: 13,049,461
                         Percentage: 31.5%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 13,049,461
                  3. Sole power to dispose or direct the disposition: -0-
4.  Shared power to dispose or direct the
                     disposition: 13,049,461
              (c) C4S did not enter into any transactions in the Common Stock or the Preferred Stock within the last sixty days. The transactions in the Stock within the last sixty days on behalf of Halifax, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.
              (d) Mr. Cohen, Mr. Strauss and Mr. Stark are the Managing Members of C4S and in that capacity directs its operations.
(e)  Not Applicable.

       E.  Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss
              (a) Aggregate number of shares beneficially owned: 13,049,461
                         Percentage: 31.5%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 13,049,461
                  3. Sole power to dispose or direct the disposition: -0-
4.  Shared power to dispose or direct the
                     disposition: 13,049,461
              (c) Mr. Cohen, Mr. Stark and Mr. Strauss did not enter into any transactions in the Common Stock or the Preferred Stock within the last sixty days. The transactions in the Stock within the last sixty days on behalf of Halifax, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.
              (d) Not Applicable.
(e)  Not Applicable.

CUSIP No. 69833F104                 13D                    Page 12 of 34 Pages

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     Halifax has entered into an Exchange Agreement, dated May 12, 1999, among Halifax, the Company and other holders of the Preferred Stock of the Company, in which Halifax agreed to exchange its Preferred Stock for Common Stock of the Company.

      As a condition to entering into the Exchange Agreement, Silicon required Halifax to enter into a Voting Agreement, dated May 13, 1999, among Halifax, Silicon and other holders of the Preferred Stock of the Company, in which Halifax agreed to give its right to vote its shares of Common Stock to Silicon with respect to the acquisition by Silicon of the assets of the Company.

     Additionally, the Reporting Persons have entered into a Joint Acquisition Statement attached as Exhibit 3 hereto, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Item 7.     Materials to be Filed as Exhibits.

     There is filed herewith the following Exhibits:
           Exhibit 1 - Exchange Agreement, dated May 12, 1999, among Halifax the Company and other holders of the Preferred
                       Stock of the Company.
           Exhibit 2 - Voting Agreement, dated May 13, 1999, among Halifax,
                       Silicon and other holders of the Preferred
                       Stock of the Company.
           Exhibit 3 - a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.







CUSIP No. 69833F104                 13D                    Page 13 of 34 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  January 26, 2000

RCG HALIFAX FUND, LTD.                 RAMIUS CAPITAL GROUP, LLC
By: Ramius Capital Group, LLC,         By: C4S & Co., L.L.C.,
as Investment Adviser                  as Managing Member
By: C4S & Co., L.L.C.,                 By: Morgan B. Stark,
as Managing Member                     as Managing Member
By: Morgan B. Stark,
as Managing Member


/s/________________________            /s/________________________



C4S & CO., L.L.C.                       MORGAN B. STARK
By:  Morgan B. Stark,
as Managing Member



/s/________________________            /s/________________________


PETER A. COHEN                         THOMAS W. STRAUSS


/s/________________________            /s/________________________




CUSIP No. 69833F104                 13D                    Page 14 of 34 Pages

                                  Schedule A

                             RCG HALIFAX FUND, LTD.


Date Requiring                Number of Shares        Exercise Price Per Share
Filing                        to be exchanged

 1/18/00                       11,682,842               $0.261




CUSIP No. 69833F104                 13D                    Page 15 of 34 Pages

                                  EXHIBIT 1
                              EXCHANGE AGREEMENT
                              ------------------

     THIS AGREEMENT is made and entered into as of May 12, 1999, by and among THE PANDA PROJECT, INC., a Florida corporation (the "Company"), and the holders of the Company's Series A Preferred Stock executing this Agreement ("Holders").

     WHEREAS, each of the Holders owns the number of shares of the Company's Series A Preferred Stock (as defined in the Company's Articles of
Incorporation, as amended) set forth opposite its name at the foot of this Agreement; and

     WHEREAS, the Company desires to exchange shares of the Company's common stock for shares of Series A Preferred Stock, and the Holders desire to accept such shares of Company common stock, on the terms and conditions set forth herein;

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, the parties hereto do hereby agree as follows:

     1. Exchange of Shares. On the Closing Date, the Company agrees to issue and deliver to each of the Holders, and each of the Holders agrees to accept, the number of shares of Company common stock set forth opposite Holder's name on Schedule A (the "Exchange Shares") in exchange for (a) all of Holder's shares of Series A Preferred Stock and (b) the amount to be paid by Holders upon exchange, both as set forth opposite the Holder's name on Schedule A (the "Exchange"). On or prior to the Closing Date, each of the Holders agrees to deliver to the Company the certificates representing the shares of Series A Preferred Stock to be so exchanged, together with stock powers duly endorsed to transfer the shares to the Company. Closing of the Exchange shall be conditioned upon the representations, warranties and agreements of the parties hereto being true and complete on the Closing Date as if they had been made on such date. The Closing Date for the Exchange will be on any day or days at least five business days prior the record date for the Company shareholders' meeting relating to the sale of substantially all of its assets to Silicon Bandwidth, Inc. ("Silicon") (such sale is referred to herein as the "Acquisition").

     2. Holder's Representations, Warranties and Agreements. Each Holder represents and warrants to, and agrees with, the Company, with respect to only itself, that:

     (a) Investment Purpose. Such Holder is acquiring the Exchange Shares for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act of 1933, as amended (the "1933 Act"); provided, however, the Holders may transfer the Exchange Shares to the extent permitted in the Voting Agreement, dated May 12, 1999, by and among Silicon, the shareholders of the Company listed therein and the Company (the "Voting Agreement").

     (b) Transfer or Resale. Such Holder understands that (i) the Exchange Shares have not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) such Holder shall have delivered to the Company an opinion of counsel, in a form

CUSIP No. 69833F104                 13D                    Page 16 of 34 Pages

reasonably acceptable to the Company, to the effect that such Exchange Shares to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration or (C) such Holder provides the Company with reasonable assurance that such Exchange Shares can be sold, assigned or transferred pursuant to Rule 144 promulgated under the 1933 Act (or a successor rule thereto) ("Rule 144"); (ii) any sale of the Exchange Shares made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and, further, if Rule 144 is not applicable, any resale of the Exchange Shares under circumstances in which the seller (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and (iii) neither the Company nor any other person is under any obligation to register such Exchange Shares under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder; provided, however, the Holders may transfer the Exchange Shares to the extent permitted in the Voting Agreement.

     (c) Legends. Such Holder understands that the certificates or other instruments representing the Exchange Shares shall bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

     THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL, IN A FORM REASONABLY ACCEPTABLE
     TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR APPLICABLE STATE SECURITIES LAWS OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT.

     The legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of the Exchange Shares upon which it is stamped, if, unless otherwise required by state securities laws,
(i) such shares are sold pursuant to registration under the 1933 Act, (ii) in connection with a sale transaction, such holder provides the Company with an opinion of counsel, in a generally acceptable form, to the effect that a public sale, assignment or transfer of such shares may be made without registration under the 1933 Act, or (iii) such holder provides the Company with reasonable assurances that such shares can be sold pursuant to Rule 144 without any restriction as to the number of securities acquired as of a particular date that can then be immediately sold.


CUSIP No. 69833F104                 13D                    Page 17 of 34 Pages

     (d) Authorization; Enforcement. This Agreement has been duly and validly authorized, executed and delivered on behalf of such Holder and is a valid and binding agreement of such Holder enforceable in accordance with its terms, subject as to enforceability to general principles of equity and to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

     (e) Risk Factors. Such Holder has read and understands all of the "Risk Factors" relating to an investment in the Exchange Shares of the Company as set forth in the Prospectus contained in the Company's Post-Effective Amendment No. 1 to Form S-3 Registration Statement (No. 333-47595) filed with the Securities and Exchange Commission on February 8, 1999. Such Risk Factors are incorporated herein by reference. Receipt of a copy of such Prospectus is hereby acknowledged by each of the Holders.

     3. Representations, Warranties and Agreements of the Company. The Company represents and warrants to, and agrees with, each of the Holders that:

     (a) Authorization. The Company has the requisite corporate power and authority to enter into and perform this Agreement and to issue and deliver the Exchange Shares in accordance with the terms hereof. This Agreement constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies.

     (b) Issuance of Exchange Shares. The Exchange Shares to be issued in the Exchange and the Penalty Shares (as defined herein) are duly authorized and, upon issuance in accordance with the terms hereof, shall be validly issued, fully paid and nonassessable.

     (c) Delivery of Converted Shares. The Company agrees (i) to cause delivery to each of the Holders of stock certificates evidencing the shares of Company common stock into which such Holder has converted shares of Series A Preferred Stock prior to this Agreement and (ii) to comply with all the requirements of the Company's Articles of Incorporation, as amended, when issuing such shares of Company common stock upon conversion of the Series A Preferred Stock.

     (d) Liabilities. On or prior to the closing of the Acquisition, the Company agrees to pay or otherwise provide for all of its outstanding accounts payable.

     (e) Registration Statement. The Company agrees to take all actions necessary to maintain the effectiveness, for at least one year from the date hereof, of the Registration Statement No. 333-47595 with respect to shares issuable upon conversion of the Series A Preferred Stock. The Company agrees to file a post-effective amendment updating Registration Statement No. 333-47595 on or within one business day after the date of the Company's public announcement of the expected Silicon Transaction and to use best efforts to secure effectiveness of such post-effective amendment

CUSIP No. 69833F104                 13D                    Page 18 of 34 Pages

     (f) Special Committee Recommendation. The Company agrees to deliver to the Holders copies of (i) the recommendation of the Special Committee to the Board of Directors (the "Special Committee") in favor of the acquisition of certain assets and liabilities of the Company by Silicon (the "Silicon Transaction") (which shall not be subject to conditions other than receipt of a fairness opinion) (ii) the recommendation of the Special Committee in favor of the Silicon Transaction not subject to any conditions and (iii) any fairness opinion relied upon by the Special Committee in issuing its recommendation.

     (g) Amendment of the Articles of Incorporation. The Company agrees to amend Section B.3.20 to allow waiver by the Company of the limitation set forth therein upon sixty-one (61) days' prior written notice by the Holder of its intent to exceed such limitation.

     (h) No Other Representations. Except as set forth above, the Company makes no other representations or warranties to the Holders with respect to the Exchange Shares or the Company's business, prospects or financial condition.

4. Penalty Shares. Upon execution of this Agreement, the Company agrees to deliver 171 shares of Series A Preferred Stock to the Holders in payment for penalties owed to such Holders. The Holders hereby agree to waive all penalties owed by the Company to such Holders pursuant to previously issued Company securities.

5.  Series A Preferred Stock Standstill.

(a) Except as set forth in Section 5(b), from the date hereof through the Expiration Date (as defined in the Voting Agreement), each of the Holders agrees not be sell or otherwise transfer or assign any shares of Series A Preferred Stock and agrees not to convert into Company common stock any shares of Series A Preferred Stock in accordance with the conversion rights of holders of the Series A Preferred Stock contained in the Company's Articles of Incorporation, as amended.

(b) Permitted Sales and Conversions. From the date hereof through the Expiration Date, each of the Holders may, from time to time, (i) sell or otherwise transfer or assign the number of Series A Preferred Stock set forth on Schedule B opposite Holder's name and (ii) convert into Company common stock the number of shares of Series A Preferred Stock set forth on Schedule B opposite Holder's name in accordance with the conversion rights of holders of the Series A Preferred Stock contained in the Company's Articles of Incorporation, as amended; provided, however, that the aggregate number of Series A Preferred Stock sold, converted or otherwise transferred pursuant to this Section 5(b) may not exceed the number of shares set forth on Schedule B opposite Holder's name.

(c) Conversion Price. The Company agrees to convert any shares of Series A Preferred Stock converted into Company common stock pursuant to Section 5(b) using a Conversion Date Market Price of $.261 per common stock share received.

CUSIP No. 69833F104                 13D                    Page 19 of 34 Pages

6. Voting Agreement. In consideration of the Exchange and as an inducement for Silicon to enter into the definitive agreement relating to the Silicon Transaction, each of the Holders agrees, on the date hereof, to enter into, and deliver to Silicon, the Voting Agreement.

7. Indemnification. The Company, on the one hand, and each Holder (severally and not jointly), on the other hand, shall indemnify the other against any loss, cost or damages (including reasonable attorneys' fees and expenses) suffered or incurred as a result of such party's breach of any representation, warranty, covenant or agreement in this Agreement. The Company shall indemnify each Holder against any loss, cost or damages (including reasonable attorneys' fees and expenses) suffered or incurred as a result of Holder's (i) entrance into this Agreement or (ii) entrance into the Voting Agreement.

8.  Releases.

(a) In consideration of this Agreement, the Company does hereby release, acquit, satisfy and forever discharge each of the Holders, in the absence of willful misconduct by such Holder, from and against all actions, causes of action, indebtedness, accounts, claims and demands of every kind and character, known or unknown, liquidated or contingent, which it has or may have from the beginning of time to the date hereof, except as created by this Agreement.

(b) In consideration of this Agreement, each of the Holders does hereby release, acquit, satisfy and forever discharge the Company, in the absence of will misconduct by the Company, from and against all actions, causes of action, indebtedness, accounts, claims and demands of every kind and character, known or unknown, liquidated or contingent, which it has or may have from the beginning of time to the date hereof, except as created by this Agreement.

9. Termination. This Agreement, including all rights and obligations of the parties hereunder, shall terminate upon the Expiration Date (as defined in the Voting Agreement); provided, however, that the provisions of Section 8(a), including all rights and obligations of the parties thereunder, will survive the termination of the Agreement under this Section 8 if the Holders have not breached this Agreement.

10. Opinion of Counsel. The obligations of the Holders under this Agreement are subject to their receipt of an opinion from Morgan, Lewis & Bockius LLP, counsel to the Company, dated May 12, 1999, to the effect that this Agreement constitutes the valid and legally binding obligation of the Company under the laws of the State of Florida, enforceable against the Company in accordance with its terms except as such enforceability may be subject to bankruptcy, moratorium, insolvency, reorganization, arrangement, fraudulent conveyance and other similar laws affecting the rights of creditors and except as such enforceability may be subject to the effect of general principles of equity.

11. Public Announcement. Upon the execution of the agreement and all related documents for the Silicon Transaction, the Company agrees to issue a press release announcing the agreement. The Company also agrees to issue a pres

CUSIP No. 69833F104                 13D                    Page 20 of 34 Pages

release announcing the closing of the acquisition of substantially all of the Company's assets by Silicon.

12.  Governing Law; Miscellaneous.

(a) Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Florida without regard to the principles of conflict of laws.

(b) Counterparts. This Agreement may be executed in two or more identical counterparts, each or all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event all of the Holders do not execute and deliver this Agreement, it will be and remain a binding agreement among the Company and the Holders which do execute and deliver the Agreement.

(c) Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements between the Holders, the Company, their affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement contains the entire understanding of the parties with respect to the matters covered herein.

(d) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns.


CUSIP No. 69833F104                 13D                    Page 21 of 34 Pages

     IN WITNESS WHEREOF, the Company and the Holders have caused this Agreement to be duly executed of the date first written above.

COMPANY:

THE PANDA PROJECT, INC.


By___________________________
Name:  Stanford W. Crane, Jr.
Title:  President


AGR HALIFAX FUND, LTD.

By:  AG Ramius Partners, LLC.
  Investment Advisor

By______________________
Name:
Title:

LEONARDO, L.P.

By:  Angelo, Gordon & Co., L.P.
  General Partner

By_______________________
Name:  Michael L. Gordon
Title:  Chief Operating Officer

GAM ARBITRAGE INVESTMENTS, INC.

By:  Angelo, Gordon & Co., L.P.,
  Investment Advisor

By________________________
Name:  Michael L. Gordon
Title:  Chief Operating Officer



CUSIP No. 69833F104                 13D                    Page 22 of 34 Pages

AG SUPER FUND INTER-
NATIONAL PARTNERS, L.P.

By:  Angelo, Gordon & Co., L.P.,
  General Partner

By______________________
Name:  Michael L. Gordon
Title:  Chief Operating Officer

RAPHAEL, L.P.

By_______________________
Name:  Michael L. Gordon
Title:  Chief Operating Officer

RAMIUS FUND, LTD.

By:  AG Ramius Partners, LLC.
  Investment Advisor

By_________________________
Name:  Michael L. Gordon
Title: Managing Officer


CUSIP No. 69833F104                 13D                    Page 23 of 34 Pages

                               SCHEDULE A
                            Exchange Shares


                                     Shares of
                                   Common Stock
           Shares of Series A     Received upon
           Preferred Shares        Exchange of           Amount to be Paid by
Holder     to be Exchanged   Series A Preferred Stock    Holders upon Exchange
------     ---------------   ------------------------    ---------------------









































                                     A-1

CUSIP No. 69833F104                 13D                    Page 24 of 34 Pages

                                  SCHEDULE B

                        Permitted Sales and Conversions

                                              Number of Shares of
                                             Series A Preferred Stock
                                            Which May Be Converted into
          Holder                            Common Stock Prior to Closing
          ------                            -----------------------------

AGR Halifax Fund, Ltd.
Leonardo, L.P.
GAM Arbitrage Investments, Inc.
AG Super Fund International Partners, L.P.
Raphael, L.P.
Ramius Fund, Ltd.

































                                  B-1



CUSIP No. 69833F104                 13D                    Page 25 of 34 Pages

                                     EXHIBIT 2

                                VOTING AGREEMENT


          This Voting Agreement (the "Agreement") is made and entered into as of May 13, 1999, among Silicon Bandwidth, Inc., a Delaware corporation ("Purchaser), each undersigned shareholder ("Shareholder") of The Panda Project, Inc., a corporation existing under the laws of Florida ("Seller"), and Seller.

                                    RECITALS

          WHEREAS, pursuant to a letter of agreement dated as of even date herewith, by and between Purchaser and Seller (such agreement as it may be amended or restated is hereinafter referred to as the "Letter Agreement"), the parties agreed that on the signing of the Letter Agreement, Purchaser and each Shareholder would execute and deliver a Voting Agreement containing the terms and conditions set forth in the Letter Agreement together with such other terms and conditions as may be agreed to by the parties to the Letter Agreement acting reasonably;

          WHEREAS, a special committee of the board of directors of Seller has determined that the transactions contemplated by the Letter Agreement are fair to, and in the best interests of, the shareholders of Seller and has approved such transactions;

          WHEREAS, Purchaser has agreed to acquire substantially all of the assets of Seller (the "Acquisition") in exchange for common stock of Purchaser ("Purchaser Common Stock") and the assumption of certain Seller liabilities by Purchaser;

          WHEREAS, in order to induce Purchaser to consummate the Acquisition, Seller has agreed to use its best efforts to solicit the proxy of certain shareholders of Seller on behalf of Purchaser, and to cause certain shareholders of Seller to execute and deliver voting agreements to Purchaser;

          WHEREAS, each Shareholder is the registered and beneficial owner of at least such number of (i) shares of the outstanding capital stock of Seller as is indicated on the signature page of this Agreement (the "Shares") and/or
(ii) securities convertible into or exercisable for shares of capital stock of Seller as indicated on the signature page of the Agreement (the "Share Equivalents");

          WHEREAS, each Helix (PEI), Inc. ("Helix") is an undersigned Shareholder and holder of a security interest in certain assets of Seller (the "Security Interest"); and

          WHEREAS, in order to induce Purchaser to consummate the Acquisition, Helix and Seller have agreed to renegotiate the terms of the Security Interest.


CUSIP No. 69833F104                 13D                    Page 26 of 34 Pages

          NOW, THEREFORE, the parties agree as follows:

CUSIP No. 69833F104                 13D                    Page 27 of 34 Pages

        1.  Share Ownership and Agreement to Retain Shares.
            ----------------------------------------------

            1.1    Transfer and Encumbrance.
                   ------------------------

                   (a)  Purchaser acknowledges and agrees that, subject to
Section 1.2 hereof, this Agreement only pertains to the number of Shares and Share Equivalents indicated on the signature page and that Shareholder may be the beneficial owner of Shares and Share Equivalents which are not subject to this Agreement.

                   (b) Each Shareholder is the beneficial owner of that number of Shares and Share Equivalents set forth opposite such Shareholder's name on the signature page hereto and, except as otherwise set forth on the signature page hereto, has held such Shares and Share Equivalents at all times since the date set forth on such signature page. No other person or entity not a signatory to this Agreement has a beneficial interest in or a right to acquire such Shares or Share Equivalents or any portion of such Shares or Share Equivalents. The Shares and Share Equivalents are and will be at all times up until the Expiration Date free and clear of any liens, claims, options, charges or other encumbrances.

                   (c) Each Shareholder agrees not to transfer (except as may be specifically required by this Agreement, court order or by operation of law), sell, exchange, pledge or otherwise dispose of or encumber the Shares, Share Equivalents or any New Shares (as defined below), or to make any offer or agreement relating thereto, at any time prior to the Expiration Date. As used herein, the term "Expiration Date" shall mean the earlier to occur of
(i) the Closing Date (as defined in the Letter Agreement) of the Acquisition, and (ii) six months after the date of the termination of the Letter Agreement.

            1.2    New Shares.
                   ----------

                   (a) Each Shareholder agrees that to the extent necessary to achieve approval of such matters (if it is described in Section (a)(i) or rejection of such matters described in Section 2(a)(ii)) shares of capital stock of Seller that such Shareholder purchases or with respect to which such Shareholder otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration Date ("New Shares") (such New Shares to exclude an aggregate of 1,057,471 shares of Common Stock of Seller to be issued to AGR Halifax Fund, Ltd., Leonardo, L.P., GAM Arbitrage Investments, Inc., AG Super Fund International Partners, L.P., Raphael, L.P. and Ramius Fund, L.P. upon the conversion of 27.6 shares of Series A Preferred Stock of Seller) shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.


CUSIP No. 69833F104                 13D                    Page 28 of 34 Pages

        2.  Agreements Regarding Shares and Share Equivalents.
            -------------------------------------------------
                   (a) Prior to the Expiration Date, at every meeting of the shareholders of Seller called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written resolution of the shareholders of Seller with respect to any of the following, each Shareholder shall vote the Shares and any New Shares (i) in favor of approval of the Acquisition and any matter that could reasonably be expected to facilitate the Acquisition and (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination (other than the Acquisition) between Seller and any person or entity other than Purchaser.

                   (b) Prior to the record date set for the first shareholders meeting relating to any matter covered by Section 2(a) above, each undersigned holder of Share Equivalents shall exercise or convert such number of Share Equivalents, as the case may be, into capital stock of Seller, pro rata in the amount determined by Purchaser to be necessary to achieve approval of such matters (if it is described in Section 2(a)(i))or rejection of such matters (if it is described in Section 2(a)(ii)), and vote such shares as set forth in Section 2(a) above.

        3.  Irrevocable Proxy.
            -----------------

            Each Shareholder is hereby delivering to Purchaser a duly executed proxy in the form attached hereto as Exhibit 1 (the "Proxy") with respect to
                                     ---------
each meeting of shareholders of Seller, such Proxy to cover the total number of Shares and New Shares in respect of which each Shareholder is entitled to vote at any such meeting. Upon the execution of this Agreement by each Shareholder, each Shareholder hereby revokes any and all prior proxies given by it with respect to the Shares and agrees not to grant any subsequent proxies with respect to the Shares or any New Shares until after the Expiration Date.

        4.  Agreements Regarding Security Interest.
            --------------------------------------

                   (a) Prior to the record date set for the first shareholders meeting relating to any matter covered by Section 3(a) above, Seller and Helix shall enter into an agreement to restructure the indebtedness of Seller (the "Secured Debt") currently secured by Helix's security interest in certain assets of Seller in the form attached hereto as Exhibit 2 (the "Restructuring Agreement"), and effective as of the Closing Seller and Helix shall effectuate such restructuring.

                   (b) The Restructuring Agreement shall provide that (i) Helix shall release its security interest in all assets of Seller other than its intellectual property assets and (ii) the terms of the Secured Debt shall be modified so that (A) the Secured Debt accrues interest after the Closing at

CUSIP No. 69833F104                 13D                    Page 29 of 34 Pages

a rate of 6% per annum, calculated on a monthly basis, (B) any interest accrued with respect to the Secured Debt prior to the Closing is forgiven by Helix and (C) the Secured Debt shall be subject to (x) a principal payment obligation of $1,000,000 immediately after the Closing and (y) principal and interest payments aggregating $100,000 per month on each of the monthly anniversaries of the Closing (and such lesser amount on the eleventh monthly anniversary of the Closing as shall satisfy all remaining principal and interest on the Secured Debt).

        5.  Representations and Warranties of Shareholder.
            ---------------------------------------------

            Each Shareholder hereby represents and warrants to Purchaser as follows: (a) such Shareholder has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby;

(b) this Agreement has been duly authorized, executed and delivered by such Shareholder and constitutes a valid and binding obligation of such Shareholder enforceable against such Shareholder in accordance with its terms; (c) if such Shareholder is a natural person and is married, and the Shares constitute community property or otherwise need spousal or other approved for this Agreement to be legal, valid and binding, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, such Shareholder's spouse, enforceable against such spouse in accordance with its terms, and (d) no trust of which such Shareholder is a trustee requires the consent of any beneficiary to the execution and delivery of this Agreement or to the consummation of the transactions contemplated hereby.

        6.  Additional Documents.
            --------------------

            Each Shareholder hereby covenants and agrees to execute and deliver any additional documents reasonably required for the consummation of the Acquisition or to carry out the purpose and intent of this Agreement.

        7.  Consent and Waiver.
            ------------------

            Each Shareholder hereby gives any consents or waivers that are reasonably required for the consummation of the Acquisition under the terms of any agreement to which such Shareholder is a party or pursuant to any rights such shareholder may have.

        8.  Termination.
            -----------

            This Agreement and the Proxy delivered in connection herewith shall terminate and shall have no further force or effect as of the Expiration Date.


CUSIP No. 69833F104                 13D                    Page 30 of 34 Pages

        9.  Miscellaneous.
            -------------

            9.1    Severability.
                   ------------

                   If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

            9.2    Binding Effect and  Assignment.
                   ------------------------------

                   This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other. This Agreement is intended to bind each Shareholder as a shareholder of Seller only with respect to the specific matters set forth herein.

            9.3    Amendment and Modification.
                   --------------------------

                   This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

            9.4    Specific Performance; Injunctive Relief.
                   ---------------------------------------

                   The parties hereto acknowledge that Purchaser will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of each Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Purchaser upon any such violation, Purchaser shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Purchaser at law or in equity and each Shareholder hereby waives any and all defenses which could exist in its favor in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.

            9.5    Notices.
                   -------

                   All notices, requests, demands or other communications that are required or may be given pursuant to the terms of this Voting Agreement shall be in writing and shall be deemed to have been duly given upon receipt by delivery in person, by telecopy or facsimile, by registered or certifie

CUSIP No. 69833F104                 13D                    Page 31 of 34 Pages

mail or by a nationally recognized courier service to the respective parties as follows:

                   (a) If to a Shareholder, at the address set forth below such Shareholder's signature at the end hereof.

                   (b)  if to Purchaser to:

                        Silicon Bandwidth, Inc.
                        1001 Bayhill Drive, Suite 140
                        San Bruno, CA  94066
                        Attention:  Alan E. Salzman
                        Facsimile No.:  (650) 869-6078

                        with a copy to:

                        Brobeck, Phleger & Harrison LLP
                        One Market Plaza
                        Spear Street Tower
                        San Francisco, CA  94105
                        Attention:  Steve L. Camahort
                        Facsimile No.:  (415) 442-1010

                   (c)  if to Seller, to:

                        The Panda Project
                        951 Broken Sound Parkway
                        Boca Raton, FL  33487

                        with a copy to:

                        5300 First Union Financial Center
                        200 South Biscayne Blvd.
                        Miami, FL  33131-2339
                        Attention:  John Fletcher
                        Facsimile No.:  (305) 579-0321

or to such other address as any party hereto may designate for itself by notice given as herein provided.

            9.6    Governing Law.
                   -------------

                   This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of New York, except to the extent mandatorily governed by the laws of the State of Florida.


CUSIP No. 69833F104                 13D                    Page 32 of 34 Pages

            9.7    Entire Agreement.
                   ----------------

                   This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

            9.8    Counterpart.
                   -----------

                   This Agreement may be executed in several counterparts, each of which shall be an original but all of which together shall constitute one and the same agreement.

            9.9    Effect of Headings.
                   ------------------

                   The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

CUSIP No. 69833F104                 13D                    Page 33 of 34 Pages

                                 EXHIBIT 3
                                 ----------

            The undersigned shareholder of The Panda Project, Inc., a Florida corporation ("Seller"), hereby irrevocably (to the full extent permitted by the Florida Business Corporations Act) appoints the members of the Board of Directors of Silicon Bandwidth, Inc., a Delaware corporation ("Purchaser"), and each of them, or any other designee of Purchaser, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of Seller that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of Seller issued or issuable in respect thereof on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned shareholder of Seller as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

            This Irrevocable Proxy is irrevocable (to the extent provided in the Florida Business Corporations Act), is coupled with an interest, including, but not limited to, that certain Voting Agreement dated as of even date herewith by and among Purchaser, Seller, and the undersigned, and is granted in consideration of Purchaser entering into that certain letter agreement dated of even date herewith between Seller and Purchaser (the "Letter Agreement"), which agreement provides for the acquisition by Purchaser of substantially all of the assets of Seller (the "Acquisition"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Acquisition shall become effective in accordance with the terms and provisions of the Letter Agreement, and (ii) six months after the date of termination of the Letter Agreement.

            The attorneys and proxies named above, and each of them are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to the Florida Business Corporations Act), at every annual, special or adjourned meeting of the shareholders of Seller and in every written consent in lieu of such meeting (i) in favor of approval of the Acquisition, in favor of any matter that could reasonably be expected to facilitate the Acquisition and against any proposal for any recapitalization, merger, sale of assets or other business combination relating to the Seller (other than the Transaction) and (ii) against any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Seller under

CUSIP No. 69833F104                 13D                    Page 34 of 34 Pages

                                     EXHIBIT 3

                              JOINT ACQUISITION STATEMENT
                               PURSUANT TO RULE 13D-1(k)


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated:  January 26, 2000

RCG HALIFAX FUND, LTD.                 RAMIUS CAPITAL GROUP, LLC
By: Ramius Capital Group, LLC,         By: C4S & Co., L.L.C.,
as Investment Adviser                  as Managing Member
By: C4S & Co., L.L.C.,                 By: Morgan B. Stark,
as Managing Member                     as Managing Member
By: Morgan B. Stark,
as Managing Member


/s/________________________            /s/________________________



C4S & Co., L.L.C.                       MORGAN B. STARK
By:  Morgan B. Stark,
as Managing Member



/s/________________________            /s/________________________


PETER A. COHEN                         THOMAS W. STRAUSS


/s/________________________            /s/________________________